

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2024

Carl Stanton
Chief Executive Officer
Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

      Re: Focus Impact Acquisition Corp.
          Amendment No. 1 to Registration Statement on Form S-4
          Filed January 31, 2024
          File No. 333-275871

Dear Carl Stanton:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 31, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed January 31, 2024

General

1.   We note you have omitted information throughout the prospectus. Please revise to provide all information not eligible to be omitted.

Following the Closing of the Business Combination, FIAC will not have any right to make damage claims against DevvStream..., page 96

2.   We note your statement that "As a result, FIAC will have no remedy available to it if the Business Combination is consummated and it is later revealed that, at the time of the Business Combination, there was a breach of any of the representations, warranties and covenants made by FIAC prior to the Closing." Please revise your statement as appropriate.

Information about DevvStream
Devvio Agreement, page 223

3. We note the Devvio Agreement granted you a right and license to exclusively use, access, and otherwise utilize Devvio's DevvX blockchain in connection with your business, and to process, manipulate, copy, aggregate or otherwise use any data created, owned, produced or provided by you and compiled by or through the Devvio Platform, as reasonably required for your needs or your client's needs. Please clarify in greater detail how access to Devvio's blockchain works and describe the functions you have under this access. For example, tell us whether your access is limited to view-only access or whether you have access to Devvio's blockchain source code that enables you to create your own blockchain.

4. Related to the comment above, please clarify if there is a native coin that serves as the engine for DevvX (similar to Bitcoin) and, if so, whether you have to hold and use the native coin to write information to the blockchain about the carbon credits.

    Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Peter Seligson